SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                         Global Assets & Services, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


        -----------------------------------------------------------------
                                 (CUSIP Number)

                         PRAISE DIRECT HOLDINGS LIMITED
                                  ATTN: KEXI XU
                            Rooms 1203-8, 12th Floor
                                77 Des Voeux Road
                               Central, Hong Kong
                               011 852 2824 0008
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 21, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Praise Direct Holdings Limited,a British Virgin Islands Company
      None

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [X]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      Working Capital
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
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                  7     SOLE VOTING POWER

                        50,000,000
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               50,000,000
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None


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                                     Page 2

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Praise Direct Holdings Limited - 50,000,000
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56%
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14    TYPE OF REPORTING PERSON*

      CO
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                                     Page 3

                                 SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This schedule related to the acquisition of beneficial ownership of Common Stock of Global Assets & Services, Inc. (hereinafter the "Company," whose principal place of business is located at 13575 58th Street North, Suite 122, Clearwater, FL 33760) of which the Reporting Person purchased 50,000,000 shares, of Common Stock from the Company on September 21, 2004 pursuant to a Regulation S Subscription Agreement dated September 16, 2004 and entered into between the Company, the Reporting Person and Mr. Bertram Cutler for the purchase by the Reporting Person of 50,000,000 new shares of Common Stock of the Company for the subscription price of $250,000. Such shares are the subject of this report.
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ITEM 2. IDENTITY AND BACKGROUND

1.
     (a) Praise Direct Holdings Limited

         The following person is the Officer, Principal Shareholder and Director of Praise Direct Holdings Limited.

         Praise Direct Holdings Limited is beneficially owned by Kexi Xu - President and Director.

         Kexi Xu

          Mr. Xu Kexi, age 41, graduated from high school in Shanghai in 1982. Mr. Xu was the supervisor of the Shanghai Textile Company from 1982 to 1985, the Export Manager of Shengzhen China Import-Export Company from 1985-1990, the Manager of Shanghai Galaxy Film Limited from 1990-1996. From 1996 to the present, Mr. Xu has been the Chief Executive Officer of Shanghai Asia Loyalty Tradings Limited.

     (b) Address - Flat F2, 1st Floor, Block F, Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong


     (c) Occupation: Holding Company

     (d) The reporting person nor its officers, directors, or principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not, during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person.

     (f) Citizenship: British Virgin Islands as the place of incorporation for the Reporting Person.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Working Capital

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ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Entity purchased the securities (50,000,000 shares), as part of a change in control of Global Assets & Services, Inc., on September 21, 2004.

     The ownership which is the subject of this Schedule was acquired by Reporting Person for the purpose of acquiring control of a public company to build a business or acquire a business. Other than the transaction for which this report is filed, Reporting Person has no further plans which relate to or would result in any of the following, except as set forth below:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the instant transaction.

     (b) On September 21, 2004, a change in control of Global Assets & Services, Inc. occurred whereby Praise Direct Holdings Limited purchased 50,000,000 shares (in the aggregate) of common stock of Global Assets & Services, Inc. The Company intends to seek a merger, or Plan of Reorganization involving the Company.

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Reporting person is aware of the announced change of directors, Notice of which has been sent to shareholders on a Schedule 14f Notice pursuant to the Securities & Exchange Act of 1934.

     (e) Any material change in the present capitalization or dividend policy of the Company; except that reporting party intends to implement a reverse split in the future.

     (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (except for a reverse split contemplated in the future.)

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 50,000,000 shares of Common Stock of the Company, representing 56.18% of the issued and outstanding Common Stock. Prior to the share exchange transaction, Reporting Person owned no shares of registrant.

         Aggregate number of options owned:           0
         Percent of outstanding options owned:        0%

     (b) Sole Power of voting for Reporting Entity:

50,000,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:                0

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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                                     Page 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as contained in the Regulation S Subscription Agreement there are no contracts, arrangements, understandings or relationships with respect to securities of the Company.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 10.1  - Regulation S Subscription Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: November 4, 2004


                                                  Praise Direct Holdings Limited

                                                  /s/ Kexi Xu
                                                  ----------------------
                                                  Kexi Xu, President




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).









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